Exhibit 99.1

Weibo Reports First Quarter 2022 Unaudited Financial Results

BEIJING, China – June 1, 2022 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for first quarter ended March 31, 2022.

“We delivered a solid start to 2022,” said Gaofei Wang, CEO of Weibo. “In the first quarter, our user base and traffic continued to grow nicely with disciplined marketing spending, which demonstrated our core value in public conversation and enriched content ecosystem. On monetization, Weibo has delivered a relatively resilient performance of advertising business in the first quarter, despite disruptions from COVID-19 resurgence in China.”

First Quarter 2022 Highlights

•	Net revenues were $484.6 million, an increase of 6% year-over-year or an increase of 3% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $427.1 million, an increase of 10% year-over-year.

•	Value-added service (“VAS”) revenues were $57.5 million, a decrease of 17% year-over-year.

•	Income from operations was $102.8 million, representing an operating margin of 21%.

•	Net loss attributable to Weibo was $67.5 million and diluted net loss per share was $0.29.

•	Non-GAAP income from operations was $141.7 million, representing a non-GAAP operating margin of 29%.

•	Non-GAAP net income attributable to Weibo was $132.9 million and non-GAAP diluted net income per share was $0.56.

•	Monthly active users (“MAUs”) were 582 million in March 2022, a net addition of approximately 51 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users (“DAUs”) were 252 million in March 2022, a net addition of approximately 22 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the first quarter of 2022 had been the same as it was in the first quarter of 2021, or RMB 6.48=US$1.00.

First Quarter 2022 Financial Results

For the first quarter of 2022, Weibo’s total net revenues were $484.6 million, an increase of 6% compared to $458.9 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2022 were $427.1 million, an increase of 10% compared to $390.0 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $401.2 million, an increase of 12% compared to $356.7 million for the same period last year, which represented a relatively resilient performance of our advertising business this quarter, despite macro uncertainties, and disruption from COVID-19 resurgence and subsequent restrictions and lockdowns in major areas of China since mid-March.

VAS revenues for the first quarter of 2022 were $57.5 million, a decrease of 17% year-over-year compared to $68.9 million for the same period last year. The decrease of VAS revenues was mainly due to less revenue contribution from membership service and decrease of live streaming revenues.

Costs and expenses for the first quarter of 2022 totaled $381.8 million, an increase of 9% compared to $350.3 million for the same period last year. The increase was primarily attributable to (i) higher personnel related costs; (ii) increases in content costs primarily associated with the Winter Olympic Games; and (iii) recognition of cultural business construction fee with the lapse of exemption policy in 2022. The increase was primarily offset by a decrease of sales and marketing expenses, with disciplined channel investments and reduced offline events.

Income from operations for the first quarter of 2022 was $102.8 million, compared to $108.6 million for the same period last year. Operating margin was 21%, compared to 24% last year. Non-GAAP income from operations was $141.7 million, compared to $137.5 million for the same period last year. Non-GAAP operating margin was 29%, compared to 30% last year.

Non-operating loss for the first quarter of 2022 was $163.5 million, compared to a loss of $44.7 million for the same period last year. Non-operating loss for the first quarter of 2022 mainly included (i) a $163.7 million net loss from fair value change of investments, primarily resulted from net loss from fair value change of investments in Didi Global Inc. (NYSE: DIDI) and INMYSHOW Digital Technology (Group) Co., Ltd. (SHH: 600556), which was excluded under non-GAAP measures; (ii) a $14.2 million investment related impairment, which was excluded under non-GAAP measures; and (iii) a $14.4 million net interest and other income.

Income tax expense were $11.7 million, compared to $14.9 million for the same period last year.

Net loss attributable to Weibo for the first quarter of 2022 was $67.5 million, compared to an income of $49.8 million for the same period last year. Diluted net loss per share attributable to Weibo for the first quarter of 2022 was $0.29, compared to a diluted net income per share attributable to Weibo of $0.22 for the same period last year. Non-GAAP net income attributable to Weibo for the first quarter of 2022 was $132.9 million, compared to $130.7 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the first quarter of 2022 was $0.56, compared to $0.57 for the same period last year.

As of March 31, 2022, Weibo’s cash, cash equivalents and short-term investments totaled $3.3 billion. For the first quarter of 2022, cash provided by operating activities was $248.6 million, capital expenditures totaled $8.5 million, and depreciation and amortization expenses amounted to $15.0 million.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on June 1, 2022 (or 7:00 PM – 8:00 PM Beijing Time on June 1, 2022) to present an overview of the Company's financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/3399110

Additionally, a live webcast of the call will be available through the Company's corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 China Standard Time on June 1, 2022 to 21:59 China Standard Time on June 9, 2022. To access the recording, please use the following dial-in information listed below:

United States:             +1 855 452 5696

Hong Kong:               800 963 117

Mainland China:        400 820 9035

International:             +61 2 8199 0299

Replay PIN:               3399110

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,		December 31,
	2022	2021	2021
Net revenues:
Advertising and marketing	$427,121	$390,011	$550,826
Value-added service	57,501	68,885	65,461
Net revenues	484,622	458,896	616,287

Costs and expenses:
Cost of revenues (1)	104,801	79,770	128,545
Sales and marketing (1)	125,311	143,975	152,475
Product development (1)	112,434	96,566	113,867
General and administrative (1)	39,227	29,981	38,878
Total costs and expenses	381,773	350,292	433,765
Income from operations	102,849	108,604	182,522

Non-operating loss:
Impairment on, gain/loss on sale of and fair value change of investments, net	(177,950)	(58,200)	(41,976)
Interest and other income, net	14,416	13,504	5,161
	(163,534)	(44,696)	(36,815)

Income (loss) before income tax expenses	(60,685)	63,908	145,707
Income tax expenses	(11,716)	(14,945)	(45,581)

Net income (loss)	(72,401)	48,963	100,126
Less: Net loss attributable to non-controlling interests	(4,877)	(857)	(15,607)
Net income (loss) attributable to Weibo's shareholders	$(67,524)	$49,820	$115,733

Basic net income (loss) per share attributable to Weibo's shareholders	$(0.29)	$0.22	$0.50
Diluted net income (loss) per share attributable to Weibo's shareholders	$(0.29)	$0.22	$0.50

Shares used in computing basic net income (loss) per share attributable to Weibo's shareholders	235,206	227,771	230,679
Shares used in computing diluted net income (loss) per share attributable to Weibo's shareholders	235,206	229,302	231,506

(1) Stock-based compensation in each category:
Cost of revenues	$2,337	$1,413	$2,422
Sales and marketing	4,615	2,251	5,043
Product development	13,336	8,076	14,362
General and administrative	6,763	4,013	4,911

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$2,501,799	$2,423,703
Short-term investments	792,725	711,062
Accounts receivable, net	604,469	723,089
Prepaid expenses and other current assets	466,018	450,726
Amount due from SINA(1)	494,120	494,200
Current assets subtotal	4,859,131	4,802,780

Property and equipment, net	65,850	68,396
Goodwill and intangible assets, net	291,811	297,335
Long-term investments	1,112,439	1,207,651
Other non-current assets	1,139,677	1,143,360
Total assets	$7,468,908	$7,519,522

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$197,324	$197,643
Accrued expenses and other current liabilities	799,877	828,952
Deferred revenues	94,739	91,136
Income tax payable	155,104	144,747
Convertible debt	897,576	896,541
Current liabilities subtotal	2,144,620	2,159,019

Long-term liabilities:
Unsecured senior notes	1,538,991	1,538,415
Other long-term liabilities	125,175	134,068
Total liabilities	3,808,786	3,831,502

Redeemable non-controlling interests	68,796	66,622

Shareholders’ equity :
Weibo shareholders’ equity	3,564,488	3,593,821
Non-controlling interests	26,838	27,577
Total shareholders’ equity	3,591,326	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,468,908	$7,519,522

(1) Included short-term loans to and interest receivable from SINA of $474.3 million as of March 31, 2022 and $479.6 million as of December 31, 2021.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended
	March 31,		December 31,
	2022	2021	2021
Income from operations	$102,849	$108,604	$182,522
Add: Stock-based compensation	27,051	15,753	26,738
Amortization of intangible assets resulting from business acquisitions	5,751	4,519	5,716
Non-cash compensation cost to non-controlling interest shareholders	6,074	8,631	4,826
Non-GAAP income from operations	$141,725	$137,507	$219,802

Net income (loss) attributable to Weibo's shareholders	$(67,524)	$49,820	$115,733
Add: Stock-based compensation	27,051	15,753	26,738
Amortization of intangible assets resulting from business acquisitions	5,751	4,519	5,716
Non-cash compensation cost to non-controlling interest shareholders	6,074	8,631	4,826
Net results of impairment on, gain/loss on sale of and fair value change of investments	177,950	58,200	41,976
Non-GAAP to GAAP reconciling items on the share of equity method investments	(2,654)	(1,075)	4,343
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(4,631)	359	(16,844)
Tax effects on non-GAAP adjustments(1)	(10,771)	(7,148)	11,405
Amortization of convertible debt and unsecured senior notes issuance cost	1,611	1,612	1,611
Non-GAAP net income attributable to Weibo's shareholders	$132,857	$130,671	$195,504

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.56 *	$0.57 *	$0.83 *

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo's shareholders	235,206	229,302	231,506
Add: The number of shares for dilution resulted from convertible debt(2)	6,753	6,753	6,753
The number of shares for dilution resulted from unvested restricted share units(2)	447	-	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	242,406	236,055	238,259

Adjusted EBITDA:
Net income (loss) attributable to Weibo's shareholders	$(67,524)	$49,820	$115,733
Non-GAAP adjustments	200,381	80,851	79,771
Non-GAAP net income attributable to Weibo's shareholders	132,857	130,671	195,504
Interest income,net	(10,986)	(3,939)	(4,231)
Income tax expenses	22,487	22,093	34,176
Depreciation expenses	8,730	7,909	8,593
Adjusted EBITDA	$153,088	$156,734	$234,042

(1)	To exclude the income tax expenses primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. The Company considered the tax implication arising from the reconciliation items. Part of these items were recorded in entities established in tax free jurisdictions and there were no relevant tax implications. For impairment on investments, valuation allowances were made for those differences as the Company does not expect they can be realized in the foreseeable future.

(2)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended
	March 31,		December 31,
	2022	2021	2021
Net revenues
Advertising and marketing
Non-Ali advertisers	$401,196	$356,711	$505,333
Alibaba - as an advertiser	25,925	33,300	45,493
Subtotal	427,121	390,011	550,826

Value-added service	57,501	68,885	65,461
	$484,622	$458,896	$616,287